Matthew B. Hemington

+1 650 843 5062

hemingtonmb@cooley.com

October 3, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Everspin Technologies, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed September 26, 2016
File No. 333-213569

Dear Ms. Ravitz:

On behalf of Everspin Technologies, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) by letter dated October 3, 2016, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on September 26, 2016 (the “Registration Statement”).

Cover Page

1.	Please explain how you solicited and negotiated the concurrent private offering with GigaDevice Semiconductor (HK) Limited. For guidance, refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations.

Response: In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”) and Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “CDI”), the Company believes that the concurrent private placement of the Company’s common stock (the “Private Placement”) should not be integrated into its initial public offering, and the availability of the Section 4(2) for the Private Placement is available, based on the analysis below.

The Release sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings, which should be used to analyze integration rather than the five-factor integration analysis set forth in Rule 502(a). Pursuant to the Release, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, the Release states that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. As part of a non-exclusive list of

Cooley LLP     3175 Hanover Street     Palo Alto, CA 94304-1130

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United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2016

Page Two

factual examples, the Staff stated that if the prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement, and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

The Company has had a substantive, pre-existing business relationship with GigaDevice Semiconductor (HK) Limited (“GigaDevice”) off and on beginning in August 2015, almost a year prior to the initial filing of the Registration Statement, each time discussing the formation of a strategic relationship with GigaDevice around the Company’s products, technologies and business. No offers for the Private Placement were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise, and it is through the Company’s substantive, pre-existing relationship with GigaDevice as potential strategic partner, and not through the Registration Statement, that GigaDevice became interested in purchasing shares of common stock.

Based on the foregoing and consistent with the Release and the CDI, the Company believes that the Private Placement qualifies as an exempt transaction under Section 4(a)(2) of the Securities Act on its own and therefore should not be integrated with the Company’s initial public offering. The closing of the public offering pursuant to the Registration Statement is not contingent upon the closing of the Private Placement.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc: Phillip LoPresti, Everspin Technologies, Inc.

Cooley LLP     3175 Hanover Street     Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com